SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
JOHN ADEBIYI ♦
CHRISTOPHER W. BETTS	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
EDWARD H.P. LAM ♦*	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
G.S. PAUL MITCHARD QC ♦		HOUSTON
CLIVE W. ROUGH ♦	TEL: (852) 3740-4700	LOS ANGELES
JONATHAN B. STONE *	FAX: (852) 3740-4727	NEW YORK
ALEC P. TRACY *	www.skadden.com	PALO ALTO
♦ (ALSO ADMITTED IN ENGLAND & WALES)		WASHINGTON, D.C.
* (ALSO ADMITTED IN NEW YORK)		WILMINGTON

REGISTERED FOREIGN LAWYERS		BEIJING
Z. JULIE GAO (CALIFORNIA)	February 18, 2014	BRUSSELS
GREGORY G.H. MIAO (NEW YORK)		FRANKFURT
ALAN G. SCHIFFMAN (NEW YORK)		LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

Confidential

Mark P. Shuman, Legal Branch Chief

Matthew Crispino, Staff Attorney

Patrick Gilmore, Accounting Branch Chief

Joyce Sweeney, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Xunlei Limited (CIK No. 0001510593)

Response to the Staff’s Comment Letter

Dated February 3, 2014

Dear Mr. Shuman, Mr. Crispino, Mr. Gilmore and Ms. Sweeney:

On behalf of our client, Xunlei Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff ( the “Staff”) of  the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 3, 2014. Concurrently with the submission of this letter, the Company is submitting its revised draft registration Statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.  To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on January 7, 2014.

Financial Statements

The Company has included in the Revised Draft Registration Statement its audited consolidated financial statements as of December 31, 2011 and 2012 and for each of the two years ended December 31, 2011 and 2012, and unaudited interim condensed consolidated financial statements as of September 30, 2013 and for each of the nine-month periods ended September 30, 2012 and 2013.

Waiver of the Requirement of Item 8.A.4 of Form 20-F

The Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering, the registration statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the Staff’s 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) at Section III.B.c, in which the Staff notes:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.” (emphasis added)

In connection with this request, the Company has made representations to the Commission in a letter filed concurrently herewith.

*             *              *

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Annex I attached hereto includes supporting materials for all third-party statistics and industry rankings cited in the Revised Draft Registration Statement.

*             *              *

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act. If any of such written communications is presented to potential investors in the future, the Company will promptly provide the Staff with copies of the written communications.

The Company further confirms that to the knowledge of the Company, no broker or dealer that is participating or will participate in the Company’s offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act. If any of such research reports is published or distributed by the broker or dealer that is participating or will participate in its offering in the future, the Company will provide the Staff with copies of the research reports promptly.

2.                                      We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

The Staff’s comment is noted. The Company confirms that it will include the estimated price range and all other required information in subsequent amendments to its Form F-1 prior to any distribution of preliminary prospectuses and as soon as such information becomes available.

3.                                      Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Security Act Forms Compliance and Disclosure Interpretations, available on our website.

The Company respectfully advises the Staff that the Company is in the process of preparing the graphical materials and artwork that the Company intends to use in the prospectus. The Company confirms that it will provide copies of any graphical materials and artwork or include them in the subsequent amendments to its Form F-1 as soon as such materials become available.

Prospectus Summary

4.                                      Please provide us your analysis of whether a discussion of your previous IPO undertaken in 2011 and the reasons that offering was not completed is material information that should be presented in the summary or in management’s discussion, to more fully explain the sources of financing you have historically considered and sought in recent periods.

The Company respectfully advises the Staff that it has historically obtained funding from private placements and bank loans in addition to the cash flow from its operations. After the Company withdrew its then proposed IPO in 2011, the Company completed its series D preferred shares financing in 2012 and recently signed a definitive agreement for its series E preferred shares financing. The Company withdrew from the proposed IPO in 2011 primarily due to the adverse market conditions in the global capital market then and the Company believes that while the disclosure regarding the previous IPO attempt is informative to the investors, it is not material for the proposed offering this time. Nevertheless, in response to the Staff’s comment, the Company has added the disclosure on page 77 of the Revised Draft Registration Statement to disclose its proposed IPO in 2011.

5.                                      Disclose in the summary that your existing principal shareholders directors, executive officers and principal stockholders will continue to have a substantial control over the company after the offering and disclose the percentage of your voting power to be held by affiliates following the offering.

The Company confirms that it will include the percentage of the voting power to be held by its affiliates following the offering in the subsequent amendments to its Form F-1 as soon as such information becomes available.

In response to Staff’s comment, the Company has also revised the disclosure on pages 6 and 7 of the Revised Draft Registration Statement.

Business, page 1

6.                                      With respect to data in the prospectus that is attributed to third party sources, such as iResearch and CNNIC, please provide us with copies of the reports or other written documents relied upon, marked to highlight the relevant sections you reference. Also, tell us if you or offering participants commissioned any of the third party reports you reference or whether any of the reports were prepared for this offering.

The Company encloses, as Annex I hereto, the relevant supporting materials, including translations of key excerpts, of the industry and market data from third party sources cited in the Revised Draft Registration Statement, with cross-reference to the appropriate location in the Revised Draft Registration Statement. The Company respectfully advises the Staff that neither the Company nor any offering participant commissioned any of the third party reports referenced, and such reports were not prepared for this offering, except that the Company engaged iResearch to provide certain calculations of data (including the data indicated as Item 9-1 in Annex I) in the form of a report based on data contained in the iUser Tracker database which is publicly available at a fee. The Company has updated the referenced disclosure on pages 1 and 125 of the Revised Draft Registration Statement to clarify the reference to the commissioned iResearch report.

“Conventions which apply to this prospectus,” page 6

7.                                      Please relocate your disclosure here to follow the risk factor section. To the extent you use “PRC” or “RMB,” or other acronyms in the risk factor section and throughout the prospectus, please define them the first time they appear.

In response to Staff’s comment, the Company has revised the referenced disclosure on the front cover page and pages 3, 5, and 66 of the Revised Draft Registration Statement.

Risk Factors, page 15

8.                                      We note that you plan to apply for listing on the New York Stock Exchange or the NASDAQ Global Market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and describes the corporate governance matters affected.

The Company respectfully advises the Staff that currently, it has no plan to rely on exchange rules that permit foreign private issuers to follow their home country requirements concerning corporate governance issues.

“If we fail to continue the growth...,” page 15

9.                                      Revise this risk factor to omit the comprehensive list of risks that you face, as each of the risks appear to be addressed separately in the Risk Factor section as separate risks and are not necessary to explain this risk. To the extent that any of the risks identified in this risk factor are not discussed elsewhere and pose a material risk to investors or your business, you should discuss each such material risk separately.

The Company respectfully advises the Staff that the risks listed in the referenced risk factor have been addressed separately in the Risk Factor section. In response to Staff’s comment, the Company has revised the referenced disclosure on page 15 of the Revised Draft Registration Statement.

“If we fail to keep up with technological development...,” page 16

10.                               Disclose in this risk factor, as well as in your Management’s Discussion and business disclosure, any trends related to the use of mobile devices to access your services. For example, disclose in this risk factor the percentage of your users that access your services through mobile devices or advise why this disclosure is not material to investors. In the risk factor on page 26, disclose how many of your subscribers use their mobile phone as their payment channels for your services and provide quantitative context concerning the rate of increase or decrease.

The Company respectfully advises the Staff that both the Company’s acceleration and online streaming services are device agnostic and therefore, a user can access to the Company’s service offerings via any devices, and technologically, the Company does not have reliance on any specific type of devices.

Based on observations of user behaviors, in October 2010, the Company started providing the users with access to its online streaming business from mobile devices. Subsequently from 2013, the Company also started providing access to its acceleration services from mobile devices. Users that access the Company’s services through mobile devices still represent a relatively small portion of the Company’s monthly users, which currently represent approximately 5% for both acceleration and online streaming services.

In response to Staff’s comment, the Company has revised the referenced disclosure in relation to the percentage of its users that access its services through mobile devices on page 16 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company does not track the devices that are being used when a paying user or a subscriber makes payments. The Company tracked payment methods by paying users and subscribers through two metrics: payment via distribution channel (such as mobile operators) or payments via online payment channel (which can be accessed through both PCs and mobile devices).  The Company believes that its practice is consistent with industry practice in China.

In response to Staff’s comment, the Company has added the disclosure in relation to the percentage of subscribers using different payment channels on page 26 of the Revised Draft Registration Statement.

“We are developing and expanding the online games market...,” page 30

11.                               We note the disclosure in this risk factor that Shenzhen Xunlei has obtained an internet publication license for the publication of internet games and is in the process of applying for expansion of the business scope to include other internet publishing activities and that Xunlei Games is in the process of applying for an internet publication license. Please consider revising the caption of the risk factor to state, if true, that you do not currently have all of the licenses required to conduct your business activities, that you may not be able to obtain such licenses, and the consequences of the failure to obtain the required licenses. Also, where you identify the licenses or permits you are required to have to operate your businesses, please discuss the expiration or renewal dates, if any, for licenses you have and the current status of your license applications.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 28, 139, 141, 144, 149 and 150 of the Revised Draft Registration Statement.

“We may not be able to effectively identify or pursue targets for acquisitions...,” page 33

12.                               This risk factor appears to duplicate information provided in the second risk factor on page 27. Please consider combining these risk factors, or revise to state more precisely the distinct risk that you wish to disclose in this paragraph.

In response to the Staff’s comment, the Company has deleted the referenced disclosure on page 27 of the Revised Draft Registration Statement.

“If the PRC government finds that the agreements that establish...,” page 37

13.                               Please disclose the foreign investment categories for Giganology, Xunlei Network Technologies (HK), and Xunlei Computer (Shenzhen) Co., Ltd. under the Catalogue for the Guidance of Foreign Investment Industries.

The Company respectfully advises the Staff that the foreign investment categories are not applicable to Xunlei Network Technologies (HK), a Hong Kong incorporated company.

In response to the Staff’s comment, the Company has added the disclosure relating to Giganology (Shenzhen) Ltd. and Xunlei Computer (Shenzhen) Co., Ltd. on pages 36, 37 and 139 of the Revised Draft Registration Statement.

“Any failure by Shenzhen Xunlei or its shareholders...,” page 39

14.                               Here or elsewhere, please make clear whether the equity pledge agreements have been registered in the PRC.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 38 and 78 of the Revised Draft Registration Statement.

“We face uncertainty with respect to indirect transfers...,” page 53

15.                               Please make clear the uncertainties that exist with SAT Circular 698. Additionally, provide an assessment as to how the uncertainties relate to your business and the determination that you and your shareholders have not and will not comply with its requirements.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 52 and 53 of the Revised Draft Registration Statement.

Special Note Regarding Forward-Looking Statements, page 67

16.                               We note the statements in this section that the industry publications and reports from which information in the prospectus has been derived generally indicate that the information in the reports was “obtained from sources believed to be reliable” and that although you believe the publications and reports are reliable, you have not independently verified the data. Please note that you are responsible for the entire content of the registration statement and may not include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 67 of the Revised Draft Registration Statement.

Corporate history and structure

Loan agreements, page 80

17.                               Please clarify in this section the purpose of the loans made to Messrs. Zou, Cheng, Wang and Shi.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 80 of the Revised Draft Registration Statement.

Management’s Discussion and Results of Operations

Description of certain statement of operations items

Other internet value-added services, page 90

18.                               We note that revenues from online games accounted for a material portion of your revenues for the nine months ended September 30, 2013. Please disclose in this section the percentage of your users that were paying users in fiscal years 2011, 2012 and 2013 and if particular games accounted for a material amount of your revenues in those fiscal years. Also, disclose the amount of revenue attributable to new games in each financial period and the decreases in revenue streams from older games.

The Company respectfully advises the Staff that its management does not use the number of its paying users of online games as a percentage of its total active users as an operating metrics to evaluate or measure the financial performance of its online game business. Accordingly, the Company does not separately track its active users for online games and cannot accurately generate such data from its internal system. The Company does not believe that the percentage of online game paying users of its total active users will be material or helpful for investors to understand and evaluate its online game business.

In response to the Staff’s comment, the Company has revised the disclosure in relation to the number of its paying users for its online game services based on the information available to the Company, the percentage of the revenues from top five games and the amount of revenues attributable to new games and old games in 2011, in 2012 and in the nine months ended September 30, 2013 on pages 90 and 91 of the Revised Draft Registration Statement.

Internal control over financial reporting, page 94

19.                               Please expand this section to provide an estimated timetable for completion of your efforts to remediate the weaknesses in your internal control over financial reporting and to provide an estimate of the costs associated with implementation your remediation measures.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 95 of the Revised Draft Registration Statement.

Liquidity, page 100

20.                               We note your disclosure regarding risks and uncertainties related to your corporate structure and operations in the PRC, as well as references to risk factor disclosure on pages 40 and 41. We also note your disclosure in a risk factor on page 50 regarding the M&A Rules that if it is determined that the CSRC approval is required for this offering, you may face sanctions by CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering, which could include delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by your PRC subsidiaries. Please revise your liquidity disclosure to describe the potential impact on the use of proceeds and how the PRC’s interpretation of the M&A Rules could impact your liquidity and ability to fund PRC operations. Please refer to Item 5.B.1(b) of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 101 of the Revised Draft Registration Statement.

21.                               We note from your risk factor on page 40 that cash transfers from your PRC subsidiaries to subsidiaries outside of China are subject to PRC government control of currency conversion. Please revise to disclose, by respective denominations, the amount of cash located in the PRC and subject to restrictions, and cash located outside of the PRC. For entities within China, disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 40 and 102 of the Revised Draft Registration Statement.

Critical Accounting Estimates

Share-based compensation, page 110

22.                               When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Staff’s comment is noted. The Company confirms that it will provide the requested information when the proposed IPO price range has been determined.

23.                               For any incentive units granted or other share-based issuances or modifications subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

The Company respectfully advises the Staff that the Company will include the expected financial impact of the additional share based compensation awards in its Form F-1 as soon as such information becomes available.

Business

Our Platform

Subscription services, page 131

24.                               Please clarify in this section if fees increase or decrease for subscribers at higher VIP levels.

The Company respectfully advises the Staff that the levels of VIP users reflects a subscriber’s loyalty to and continued use of our products and services.

As stated in the Form F-1, the VIP level of a subscriber increases over time based on a daily awarding of “value points” as such subscriber continues with his or her subscription, and there is no direct link between the fees and the increase of VIP levels. The subscription fees generally remain unchanged for subscribers at higher levels.

In response to the Staff’s comment, the Company has also revised the referenced disclosure on page 130 of the Revised Draft Registration Statement.

Management

Compensation of directors and executive officers, page 169

25.                               Disclose the total amounts set aside or accrued by the company to provide pension, retirement or similar benefits to your directors an executive officers. Refer to Item 4.a of Form F-1 and Item 6.B.2 of Form 20-F.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 168 of the Revised Draft Registration Statement.

Certain United States federal income tax considerations, page 203

26.                               Please delete the word “certain” from the caption to this section as the word may imply that you have not disclosed all material United States federal income tax consequences and that shareholders cannot rely on the disclosure.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 202 of the Revised Draft Registration Statement.

Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(b) Consolidation, page F-14

27.                               We note your risk factor disclosure on page 42 that the Group may lose the ability to use assets held by the affiliated PRC entities that are important to the operation of your business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding. Please revise to describe this risk and uncertainty related to your VIE structure. Refer to ASC 810-10-50-2AA.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages F-51 and F-52 of the Revised Draft Registration Statement to address the risks of bankruptcy or liquidation of the VIE.

28.                               We note your disclosure on page 39 that Mr. Sean Shenglong Zou owns 76% of the equity interest in Shenzhen Xunlei, the Group’s variable interest entity. We further note that Mr. Zou beneficially owns 24% of the holding company and currently is entitled to appoint 2 of the 7 board members of the holding company. Please tell us the approximate change in voting power Mr. Zou will have upon establishment of the dual class structure.

The Staff’s comment is noted and the Company confirms that it will include the information relating to the voting power Mr. Zou will have upon establishment of the dual class structure as soon as such information is available.

(j) Intangible assets, page F-16

29.                               We note your disclosure on page F-17 that for exclusive content with direct cash flows, effective April 1, 2011 you apply the guidance in ASC 926 (Entertainment—Films), computing amortization using the individual-film forecast-computation method. Please tell us your basis for determination that the company’s broadcast of exclusive content falls within the scope of ASC 926. Explain what triggered the change and why this determination was made effective April 1, 2011.

The Company respectfully advises the Staff that it considered ASC 926-10-15-1, which applies to all producers and distributors that own or hold rights to distribute or exploit films in one or more markets, as the applicable accounting guidance to account for its exclusive license of content with direct cash flows. The Company refers the Staff to the definition of a “distributor” under the Master Glossary in the accounting literature, which is defined as “an entity or individual that owns or holds the rights to distribute films. The definition of distributor of a film does not include, for example, those entities that function solely as broadcasters, retail outlets (such as video stores), or movie theaters”.

Although the Company is not a traditional distributor such as a major film studio that produces, distributes and markets its own films, it performs activities similar to a distributor as defined in the Master Glossary. The Company is able to exploit the acquired exclusive content by sublicensing the right to broadcast to third parties the content for a sub-licensing fee. In some respect, the Company can be viewed as a distributor in the “China internet media streaming market” by paying the distributor, or in limited circumstances, the film producer, a fee for the right to exploit the content in this local market. The Company views itself as an extension of the original distributor able to negotiate with other parties to maximize the value of exploiting the film rights and therefore, the Company considers that it is subject to the guidance in ASC 926.

In response to the Staff’s second comment, the Company respectfully provides the Staff with background of the Company’s content copyright purchasing practice. The Company has been building up its content library with a wide variety of content to be offered on its Xunlei Kankan website by purchasing mainly non-exclusive licensing rights for the purpose of attracting viewers to its website, so that it could attract its users to subscribe for a Xunlei membership and could attract advertisers to place online advertisements on its website. The Company also licensed a limited amount of exclusive content, in which no party other than the Company can broadcast the content within the contractual period.

Although the Company has the right to sub-license exclusive content to a third party in exchange for cash or broadcasting rights to other copyright content owned by the third party, prior to 2011, the Company did not license exclusive content for the purposes of generating sub-licensing revenue. The Company’s licenses of both non-exclusive and exclusive content were for the purposes of attracting viewership so that it could attract advertisers to place online advertisements on its website. For example, in 2010, the Company acquired only five exclusive content copyrights which generated US$236,273 of sublicensing revenue (less than 1% of the total revenue).

Accordingly, the Company considered that the viewership amortization model would be the most appropriate for both non-exclusive and the limited amount of exclusive content prior to 2011.  At that time, in accordance with ASC 920-350-35-2, the straight-line method was considered the most appropriate model to amortize the content copyright because there were not enough viewership data to conclude on a method other than the straight-line method.

Starting in 2011, the content copyright owners began to license exclusive content copyrights extensively. In order to further differentiate its video content library from its competitors and also with the intention to generate a new stream of income from sub-licensing the exclusive content to other third party video streaming websites, the Company decided to acquire a large number of exclusive content copyrights beginning in the first quarter of 2011. Accordingly, the Company believed there was a fundamental change in the Company’s business practice and at that time established its accounting policy for exclusive content copyrights that generate direct cash flow.  The Company considered amortization models such as the viewership model (straight-line amortization or an accelerated amortization model under ASC 920) and a model similar to the individual-film forecast-computation model defined under ASC 926. The Company considers that the model similar to the individual-film forecast-computation model defined under ASC 926 to be the most appropriate model because:

Unlike non-exclusive content copyright, exclusive content copyright generates cash flows that are directly linked to the individual content through substantive discrete sub-licensing transactions. The Company has the ability to reliably estimate those revenues, considering the following:

•                  The individual-film forecast-computation model, which matches the cost with the expected revenue pattern, is often appropriate when the content has significant value during the early period;

•                  The individual-film forecast-computation model, which follows the matching principle (matching expense to revenue), allows for a more objective analysis of profitability; and

•                  Exclusive content that is sublicensed out to third parties usually has the most value at the beginning of the period as other internet portals would also like to broadcast newly released content. Accordingly, this model typically drives greater amortization during early runs.

As stated above, the Company considered alternatives such as the model described in ASC 920-350-35-1 which states that “the capitalized costs of license agreements for program material shall be amortized based on the estimated number of future showings, except that licenses providing for unlimited showings of cartoons and programs with similar characteristics may be amortized over the period of the agreement because the estimated number of future showings may not be determinable”. However, the Company determined that exclusive content that generates direct cash flow does not generate revenue solely from broadcasting of the content; instead, it generates revenue from the sub-licensing of the content to third parties. Given that the other model (a viewership base model) is based on the viewership pattern of the underlying content copyright and is focused on generating advertising or subscription revenue for each showing of the content, it does not seem appropriate to amortize the exclusive content that generates direct cash flow using this method.

In addition, the Company also considered the amortization method adopted by another issuer based in China who is also in the internet streaming media section. In the publicly filed Form 10-K, this issuer also amortize sub-licensing cost using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that actual sub-licensing revenue bears as of the current period end to the total of the actual revenue earned and the estimated remaining unrecognized ultimate revenue.

Accordingly, the Company considers that the adoption of a flow of revenue amortization model similar to the individual-film forecast- computation model as described in ASC 926 is the most appropriate model to reflect the expense attribution of the licensed copyrights across the revenues and cash flows generated by such licenses of content than the other model as the exclusive content is able to generate direct cash flows.

30.                               Please explain to us your basis for concluding that the exclusive content with direct cash flows represents film costs as contemplated by ASC 926-20.

In response to the Staff’s comment, the Company understands that the definition of “film cost” in ASC 926-20 does not explicitly include cost to acquire the exclusive content for distribution purposes, as the definition focuses on the producer of the film. However, as discussed in the responses to the Staff’s comment 29 above, the Company considers that it performs activities similar to a “film distributor” and thus, should be subject to the guidance under ASC 926. While many distributors in the U.S. environment for which this guidance was written do not pay up-front fees for the right to distribute film content (rather, there are typically elements of prospective profit sharing), ASC 926 does specifically provide for the capitalization of fees paid to secure other associated rights, such as rights to film properties in ASC 926-20-25-5 and film libraries in ASC 926-20-50-5. Furthermore, the Company considers that the adoption of a flow of revenue amortization model similar to the individual-film forecast- computation model as described in ASC 926 is the most appropriate model to reflect the expense attribution of the licensed copyrights which therefore supports capitalization of theses license fees to recognize against associated revenue. The Company also respectfully advises the Staff to refer to the responses to the Staff’s comment 29 above on why the Company considers a model similar to the individual-film forecast computation model as described in ASC 926 is the most appropriate.

The Company has also revised the referenced disclosures on page F-17 of the Revised Draft Registration Statement to remove any reference to ASC 926.

31.                               We note your disclosure regarding barter transactions that the Group calculates an average cash transaction price for each category, transactions with established counterparties and less established counterparties. Please describe for us how you apply the individual-film-forecast-computation method to individual exclusive content, providing us with a hypothetical example of the computation. Refer to ASC 926-20-35.

The Company respectfully provides the Staff the following information regarding 1) a brief description of the “average cash transaction price” for a barter transaction, 2) how the individual-film-forecast-computation method is applied to the individual exclusive content, and 3) a hypothetical example of the computation.

Overview of the “average cash transaction price” for barter transactions

The Company respectfully advises the Staff that for each barter transaction entered into by the Company, the Company also enters into multiple content sublicensing transactions for the same content with a number of different counterparties for cash. As a result, there are a number of different “cash transaction prices” that can be used as a reference for barter transactions.

The Company determines the cash price of its sublicensing transactions through arm length’s negotiations and also considers the operating scale/size of the counter parties. Therefore, the cash transaction price charged to different counterparties for the same content varies fairly significantly. For example, the highest transacted price of a particular piece of content can be 10 times the lowest transacted price of the same content (i.e. highest price of the particular content might be US$10,000 and the lowest price of the same piece of content can be US$1,000).  In order to determine the fair value for a particular barter transaction, the

Company gathered “cash transaction price references” and categorized it into two buckets for stratification purposes 1) cash transaction prices with established counterparties (which tend to be larger and have higher viewership; accordingly these prices tend to be higher) and 2) cash transactions prices with less established counterparties (which tend to be smaller and have lower viewership; these prices tend to be lower).  With this information, the Company calculates an “average cash transaction price” for each category to be used as a reference for the barter transaction. For example, if the counterparty of the barter transaction is an established counterparty, the Company will use the “average cash transaction price with established counterparties” as the fair value of the bartered content.  For an illustration of the computation of the “average cash transaction price”, please refer to the hypothetical example below.

Application of the individual-film-forecast-computation method

The Company adopted an amortization model similar to the guidance in ASC 926-20-35-1 with respect to the exclusive content licenses that generate direct cash flows. The model requires the capitalized cost of exclusive content be amortized in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator).

Since exclusive content generates both direct and indirect revenue (please refer to page F-17 of the Revised Draft Registration Statement), the Company amortizes the capitalized cost of the exclusive content that generates direct cash flows using the individual-film-forecast-computation method and amortizes the capitalized cost of the exclusive content that generates indirect cash flows (such as advertising and subscription revenue) using an accelerated viewership method over the license period. The Company allocates capitalized cost using a “projected total revenue ratio”. The projected total revenue ratio is calculated by projecting the total revenue (direct plus indirect revenue) the content will generate. The projected direct and indirect revenue is then separately divided by the projected total revenue to derive an “allocation percentage”. For example, if the Company licensed the exclusive content for US$100, and the Company expects to generate 30% (US$300) from direct revenue and 70% (US$700) from indirect revenue throughout the licensing period, the Company will amortize US$30 of exclusive content cost using the individual-film-forecast-computation method and US$70 using an accelerated method based on a viewership patterns (refer to page F-17 of the Revised Draft Registration Statement).

Projected direct revenue of a particular content is determined by first formulating a list of expected counterparties the Company will enter sub-

licensing agreements with. The Company is able to confidently formulate this list because during the bidding of the exclusive content, the Company is aware of its competition (the other internet portals) bidding for the same content and, usually, these competitors become sub-licensing counterparties if they are unable to win the bidding of the content themselves. Then, based on the Company’s past experiences and past negotiation with these individual counterparties (on previous sub-licensing deals), the Company estimates the projected direct revenue of the content.

Projected indirect revenue of a particular content is determined by first estimating the indirect revenue that can be generated by the specific content category such as movies, TV series, variety shows and others (please refer to page F-18 of the Revised Draft Registration statement). Then this projected revenue is multiplied by a capitalized cost ratio. For example, if the “movie content category” is expected to generate indirect revenues of US$1,000,000, and the cost of a newly acquired exclusive movie represents 1% of the total capitalized cost of the “movie content category” at the time of acquisition, the projected indirect revenue for this newly acquired content will be US$10,000 (US$1,000,000 * 1%).

Hypothetical example of the computation

Please refer to Annex II hereof for the computation of the hypothetical example.

32.                               Your disclosure on page F-17 characterizes the change in amortization methodology, for both exclusive and non-exclusive content, as a change in accounting estimate. Please tell us your basis for concluding the change for exclusive content with direct cash flows attributable to applying different accounting guidance should be a change in accounting estimate. Refer to ASC 250-10-45-18 and 45-19.

The Company respectfully advises the Staff to refer to the responses to the Staff’s comment 29 above on why they believe there was a fundamental change in the Company’s business practice relating to exclusive content beginning in the first quarter of 2011. Given the new growth in exclusive licenses and the corresponding sub-licensing revenue activities, starting in the first quarter of 2011, the Company established for the first time an accounting policy to amortize the portion of exclusive content licenses that generate direct cash flows using a method similar to the individual-film-forecast-computation method.

This is neither a change in accounting estimate nor a change in an accounting principle. Instead, the Company considers this being the adoption of an accounting policy for what at that time began to be a material stream of transactions for exclusive content licenses that generates direct cash flow as the Company only began to focus on the generation of direct revenue during the first quarter of 2011.

The Company acknowledges that the current disclosure is not clear. In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-17 of the Revised Draft Registration Statement to further clarify the accounting policy of exclusive licenses of content that generate direct cash flows.

(n) Barter transactions, page F-23

33.                               We note your disclosure that the exchanged content provides rights for each respective party only to broadcast the content received on its own website; though, each party retains the right to continue broadcasting and or sub-license the rights to the content it surrendered in the exchange. Please describe for us in greater detail the nature and typical terms of barter transactions and when you began entering into such transactions. Explain the basis for your determination that these are barter transactions as defined in ASC 845-10-25-1.

The Company respectfully advises the Staff that the main objective of barter transactions is to obtain broadcasting rights of content that are exclusively held by other portals in order to increase additional traffic on the Company’s Xunlei Kankan website (to attract different types of online advertisers and network users). Although there is no transfer of true ownership of the content, each party has shared its own exclusive broadcasting right to another for the counterparty’s own exclusive broadcasting right of a content. It is important to highlight that the Company does not have ownership of the exclusive content itself, but only has the right to exclusively broadcast the content. Therefore, in these barter transactions, the Company is exchanging with the counterparties the rights to broadcast content that the parties would otherwise not have the right to show.

In a typical barter transaction, the Company sub-licenses the right of content (could be a blockbuster film or TV show) for either one of the following:

1.                                 the non-exclusive broadcasting right to another content for a specific period of years; or

2.                                 the non-exclusive broadcasting right for a bundle of films/TV series for a specific period of years.

The sub-licensing period of the content exchanged generally ranges from one to two years from the date the content is made available to each party. The sub-licensing arrangement may be terminated upon violation of the terms by either party or by mutual agreement. There are no terms in the licensing agreement that restricts the amount of times the content can be viewed as long as it is viewed during the respective sub-licensing period. Neither party has the right to further sub license the content obtained from the other party.  The Company has no responsibility to maintain and/or service the transferred content once the contractual agreement begins unless it violates one of the following terms specifically stated in the agreement:

•                  quality of the exchanged content is not up to standard for broadcasting;

•                  the exchanged content has not been approved by the applicable government authorities;

The Company began entering into such barter transactions in the second quarter of 2011.

The barter transactions involve the Company transferring their right to broadcast exclusive content, an intangible asset as defined in ASC 350, to the counterparty in exchange for the right to broadcast the counterparty’s own exclusive content for a specific period as defined in the agreement. Although the Company did not transfer true ownership of the licensed content to the counterparty and maintain the ability to still broadcast such content on its own platform as well as sub-license such content to other third parties, they have indeed given up their “exclusive right” to broadcast their content. During the contractual period, besides the Company, the counterparty will have the right to broadcast the exclusive content. The parties to the barter transaction receive a broadcasting right, an intangible asset, that they did not have access to prior to the transaction. There is a significant difference in the price paid by the Company for exclusive vs. non-exclusive licenses as a result.

On the basis of the above, the Company concluded that the exchange of exclusive broadcasting rights is considered an exchange of non-monetary assets and the parties have no substantial continuing involvement in the transferred asset as defined in ASC 845-10-25-1.

Note 24. Commitments and contingencies

Litigation, page F-51

34.                               We note your conclusion that the Group does not expect that the outcome of the matters referred to above will result in a material adverse effect on its business and consolidated financial statements. Please explain further the following as it relates to these disclosures:

•                                    Your disclosures appear to be limited to the “matters referred to above.” Tell us whether there are any other pending matters, aside from the copyright infringement lawsuits that you currently discuss, that may have a material impact on your financial statements. Further, tell us how you considered these other matters when assessing materiality and revise your disclosures to clarify your conclusions.

The Company respectfully advises the Staff that there were no other pending matters asides from the copyright infringement lawsuits that the Company had already disclosed in the notes to the consolidated financial statements up to December 31, 2012. However, subsequent to December 31, 2012, there were additional claims related to other non-copyright infringement lawsuit made in the ordinary course of business against the Company. In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-50 of the Revised Draft Registration Statement for clarification purpose.

•                                    Your statement that the Group does not expect the “outcome” of the matters will result in a material effect is not clear. In this regard, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonably possible loss in excess of amounts accrued is immaterial, or something else. Please clarify this phrase and revise your disclosures accordingly.

The Company respectfully clarifies to the Staff that the material adverse effect on its business and consolidated financial statement referred on page F-50 of the Revised Draft Registration Statement is to highlight the fact that the range of reasonably possible loss in excess of amounts accrued is immaterial. In response to the Staff’s comment, the Company has revised page F-50 of the Revised Draft Registration Statements to clarify this point.

Note 25. Certain risks and concentrations, page F-51

35.                               Please revise your disclosure to describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.

In response to the Staff’s comment, the Company has expanded the referenced disclosure on page F-52 of the Revised Draft Registration Statement to further describe the recognized and unrecognized revenue-producing assets that are held by the VIE.

Recent sales of unregistered securities, page II-1

36.                               Please expand your disclosures to identify which Securities Act exemptions correspond to each transaction and the facts relied upon to make the cited exemptions available. For transactions for which you are claiming an exemption under Section 4(2) of the Securities Act, disclose the number of unaccredited investors in each transaction. Refer to Item 7 of Form F-1 and Item 701 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page II-2 of the Revised Draft Registration Statement.

*                                       *                                           *

If you have any questions regarding this letter or the Revised Draft Registration Statement, please do not hesitate to contact the undersigned by phone at +852-3740-4850 (work) or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Sean Shenglong Zou, Chief Executive Officer, Xunlei Limited

Tao Thomas Wu, Chief Financial Officer, Xunlei Limited

Kitty Chung, Partner, PricewaterhouseCoopers

Wilson Chow, Partner, PricewaterhouseCoopers

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Annex I

XUNLEI LIMITED

Note: Based on the F-1 confidentially submitted to the SEC on February 18, 2014.

	Statement in F-1	Page No. in F-1	Supporting Document	Page No. in Supporting Document
1-1	According to China Internet Network Information Center, or CNNIC, the number of Internet users in China had reached 591 million as of June 30, 2013.	3, 122	2013 CNNIC- China Internet Survey	11

1-2	According to CNNIC, China online game user has reached 345 million, and the penetration rate of online games among internet users in China reached 58.5% as of June 30, 2013.	123	2013 CNNIC- China Internet Survey	38

2-1	According to CNNIC, more than 50% of internet users access traditional TV episodes on the Internet in 2012.	122	2012 CNNIC- China Online Video Research Report	7
2-2	According to a survey conducted by CNNIC in November 2012, 11.4% of the internet users in China had accessed to internet via OTT TV, among which 72.7% watched video as opposed to 37.3% for news and less than 20% for other contents.	123	2012 CNNIC- China Online Video Research Report	7

3-1	CNNIC further indicates that more than 50% of the internet games switch to new games in less than one year time.	123	2009 CNNIC- China Gaming Market Research Report	19
4-1	China had a broadband penetration rate of 88.8% among internet users as of December 31, 2012, according to iResearch.	3, 122	2012-2013 iResearch China Webgame Industry Report	15
5-1

According to iResearch, the size of China’s online video market, as measured by total revenues, is expected to grow from RMB6.3 billion in 2011 to RMB29.8 billion in 2016, representing a CAGR of 36.6%. The following table sets forth the historical and projected size of China’s online video market and the respective year-over-year growth rate for the years indicated:

		3, 122	Article published on January 8, 2014 under “Data & Report” of the official website of iResearch (link: http://video.iresearch.cn /sharing/20140108/ 224597.shtml)	N/A

	2011	2012	2013E	2014E	2015E	2016E
China’s online video market (RMB in billions)	6.3	9.0	12.8	17.8	23.5	29.8
Year-over-year growth rate	—	43.9%	41.9%	38.7%	32.4%	26.8%

Source: iResearch

5-2

According to iResearch, the size of China’s online gaming market, as measured by total revenues, is expected to grow from RMB53.4 billion in 2011 to RMB183.7 billion in 2016, representing a CAGR of 27.8%. The following table sets forth the historical and projected size of China’s online gaming market and the respective year-over-year growth rate for the years indicated:

	3, 123	Article published on January 8, 2014 under “Data & Report” of the official website of iResearch (link: http://game.iresearch.cn /mmog/20140108/ 224530.shtml)	N/A

	2011	2012	2013E	2014E	2015E	2016E
China’s online gaming market (RMB in billions)	53.4	67.1	89.2	115.0	146.8	183.7
Year-over-year growth rate	—	24.6%	32.9%	28.9%	27.7%	25.1%

Source: iResearch

	Statement in F-1	Page No. in F-1	Supporting Document	Page No. in Supporting Document
6-1	According to Analysys International, the installed base of OTT (over-the-top) TVs in China, including smart TVs and TVs with smart set-top boxes connections, was 17.0 million as of December 31, 2012, and is expected to increase to 239.0 million as of December 31, 2016, representing a CAGR of 93.6%. The following table sets forth the historical and projected installed base of OTT TVs in China and the respective year-over-year growth rate as of December 31 for the years indicated:	3, 123	Analysys International- OTT TV Research Report	4

As of December 31,	2012	2013E	2014E	2015E	2016E
China’s OTT market (million units)	17.0	47.0	95.0	160.7	239.0
Year-over-year growth rate	—	176.5%	102.1%	69.2%	48.7%

Source: Analysys International

6-2	According to Analysys International, the number of online video services users in China is expected to grow from 390 million in 2011 to 875 million in 2016, representing a CAGR of 17.6%.	122	Analysys International- OTT TV Research Report	14

7-1	According to iResearch, there are only 12 internet platforms in China with over 250 million monthly unique visitors, based on the data for the month ended October 31, 2013, including Xunlei.	3, 122	iUser Tracker database	N/A

7-2	We are one of the top 10 largest internet companies in China, as measured by user base. According to iResearch, we had approximately 300 million monthly unique visitors in October 2013.	1, 15, 86, 125, 126,127	iUser Tracker database	N/A

7-3	Xunlei Kankan, the 6th largest online video streaming platform in China, with monthly unique visitors of approximately 134.1 million in October 2013, according to iResearch.	2, 15, 125, 131	iUser Tracker database	N/A

8-1	We are the No. 1 acceleration product provider in China as measured by market share in November 2013, according to iResearch.	1, 86, 125	Monthly summary of data in iUser Tracker database provided by iResearch	N/A

8-2	Xunlei Accelerator enjoys a market share of 81.8% based on the number of launches among all transmission and acceleration products in China in November 2013, according to iResearch	1, 125	Monthly summary of data in iUser Tracker database provided by iResearch	N/A

9-1

Xunlei Accelerator, which enables users to accelerate digital transmission over the internet, is our most popular and free product, with approximately 142 million monthly active users in October 2013, according to the iResearch Report.

		1, 125	Report provided by iResearch based on data in iUser Tracker database	N/A

Annex II

In response to the Staff’s comment, the Company has prepared a hypothetical example to illustrative the application of the individual-film-forecast computation method. In this example, the Company acquired an exclusive movie content copyright for US$60.

a)                   Cost of the exclusive content: US$60;

b)                   The content is expected to generate direct revenue and indirect revenue;

c)                    Amount of cost to be amortized using the individual-film-forecast computation method (see row 5)

in US$
NO.	Items	Ref.	Year 1	Year 2	Year 3	Total
1	Content cost of the exclusive content	a	US$60	same	same	n/a
2	Estimated ultimate direct revenue	b	US$40	US$50	US$45	n/a
3	Estimated ultimate indirect revenue	c	US$60	US$70	US$65	n/a
4	Estimated total ultimate revenue	d=b+c	US$100	US$120	US$110	n/a
5	Amount of cost to be amortized using the individual-film-forecast computation method	e=a*b/d	US$24	US$25	US$25	n/a
6	Amount of cost to be amortized using the viewership amortization model	f=a*c/d	US$36	US$35	US$35	n/a
7	Actual cash sublicensing revenue (cumulative)	g	US$20	US$30	US$35	n/a
8	Actual barter revenue (cumulative)	h	US$5*	US$10	US$10	n/a
9	Actual total direct revenue (cumulative)	i=g+h	US$25	US$40	US$45	n/a
10	Total amortization using the individual-film-forecast computation method	j=k+l	US$15	US$5	US$5	US$25
11	Amortization to cash sublicensing revenue	k=e*g/b	US$12	US$3.33	US$5	US$20.33
12	Amortization to barter revenue (cumulative)	l=e*h/b	US$3	US$1.67	US$0	US$4.67

* Calculation of the average cash transaction price for barter transaction

—In Year 1, this exclusive movie was bartered out to two different counterparties. One was considered to be “an established counterparty” and the other one “a less established counterparty”.

•                  For the barter with the established counterparty, there were 5 cash sublicensing transactions with established counterparties that occurred in the same quarter. The cash sub-licensing transaction prices were as follows:

US$5, US$4, US$3, US$2 and US$1. The average cash transaction price is US$3.

•                  For the barter with the less established counterparty, there were two similar cash sublicensing transactions that occurred in the same quarter. The cash sub-licensing transaction prices were as follows: US$3 and US$1. The average cash transaction price is US$2.

•                  So the revenue generated from the two barter transactions in Year 1 is US$3 + US$2 = US$5.

For Year 1:

As at Year 1, the Company estimated the ultimate direct revenue and indirect revenue from this exclusive content copyright will be US$40 and US$60 (see row 2 and 3 Year 1), respectively. The portion of cost that generated direct revenue is 40%.

The amount of cost to be amortized using the individual-film-forecast computation method = US$60 * 40% = US$24 (see row 5 Year 1).

Current period actual direct revenue (numerator): US$25 (see row 9 Year 1) from cash and barter transactions.

Estimated ultimate direct revenue (denominator): US$40

Year 1 amortization ratio: US$25/US$40 = 62.5%

62.5% * US$24 = US$15 to be amortized during Year 1

For Year 2:

As at Year 2, due to the market factors, the Company estimated the ultimate direct revenue and indirect revenue from this exclusive content copyrights will be changed to US$50 and US$70 (see row 2 and 3 Year 2), respectively. Then the portion of cost that generated direct revenue changed to 41.67%.

The amount of cost to be amortized using the individual-film-forecast computation method = US$60 * 41.67% = US$25 (see row 5 Year 2).

Current period actual direct revenue (numerator): US$15 from cash and barter transactions, the accumulated actual direct revenue is US$40.

Estimated ultimate revenue (denominator): US$50

Up to Year 2 accumulated amortization ratio: US$40/US$50 = 80%

80% * US$25 - US$15= US$5 to be amortized during Year 2

For Year 3:

As at Year 3, due to the actual operation results, the ultimate direct revenue and indirect revenue from this exclusive content copyrights was US$45 and US$65 (see row 2 and 3 Year 3), respectively. Then the portion of cost that generated direct revenue changed to 41%.

The amount of cost to be amortized using the individual-film-forecast computation method = US$60 * 41% = US$25 (see row 5 Year 3).

In Year 3, the Company will recognize the remaining unrecognized capitalized cost of the exclusive movie content:

US$25 - US$20 = US$5 to be amortized during Year 3